EXHIBIT 99.2

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

1.1	DATE	1

1.2	OVERVIEW	2

1.3	SELECTED ANNUAL INFORMATION	27

1.4	SUMMARY OF QUARTERLY RESULTS	27

1.5	RESULTS OF OPERATIONS	28

1.6	LIQUIDITY	29

1.7	CAPITAL RESOURCES	30

1.8	OFF-BALANCE SHEET ARRANGEMENTS	30

1.9	TRANSACTIONS WITH RELATED PARTIES	30

1.10	PROPOSED TRANSACTIONS	31

1.11	CRITICAL ACCOUNTING ESTIMATES	31

1.12	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	31

1.13	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	32

1.14	OTHER MD&A REQUIREMENTS	32

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	32

1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA	32

1.14.3	DISCLOSURE CONTROLS AND PROCEDURES	33

1.14.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	33

1.14.5	LIMITATIONS OF CONTROLS AND PROCEDURES	33

1.15	RISK FACTORS	34

1.16	SUBSEQUENT EVENTS	38

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

1.1 DATE

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2023, and the unaudited condensed consolidated interim financial statements (the “Financial Statements”) of the Company for the six months ended September 30, 2023, both which are publicly available on SEDAR at www.sedarplus.ca. All monetary amounts herein are expressed in Canadian Dollars (“CAD”) unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together known as “IFRS”). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of November 28, 2023.

Cautionary Note to Investors Concerning Forward-looking Statements

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

1.2 OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development stage assets.

Amarc is advancing its JOY, DUKE and IKE porphyry Cu±Au deposit districts located in northern, central and southern BC, respectively. The JOY, DUKE and IKE Districts represent significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

LOCATION OF THE COMPANY’S JOY, DUKE and IKE DISTRICTS

Amarc’s 100%-owned, 495 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC’s Golden Horseshoe, which includes the Golden Triangle to the west.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government approved Kemess underground project (“Kemess District”), owned by, Centerra Gold Inc. (“Centerra”) which purchased the Kemess District from AuRico Metals Inc. for $310 million1 in mid 2017. Amarc’s JOY District is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”) and a pipeline of other large and high potential, district porphyry Cu-Au targets, which cluster on the property.

Amarc has entered into an alliance with Freeport-McMoRan Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. Freeport increased its Year 1 contribution in the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million, and in 2022 continued its earn-in completing a second drilling season funding approximately $14 million of work, for its Year 2 contribution. During 2023 a program was undertaken that was specifically designed to inform the intended District-wide 2024 drilling. Amarc is the project operator. To date the Amarc exploration team has completed 15,427 m of helicopter-supported drilling and extensive airborne and surface surveys at JOY with Freeport, identifying several mineralized trends across the JOY District and indicating the potential for clustered porphyry deposits that remain to be fully explored. In addition, the mineralization at the PINE Deposit has been expanded over 1,700 m, substantial new porphyry Cu-Au mineralization has been discovered at the largely overburden covered Canyon deposit target; and widely spaced initial scout drilling of the Twins sulphide system encountered widespread porphyry Cu-Au mineralization, highlighting significant exploration potential.

In late May 2023, Amarc launched an exploration program that included extensive airborne and surface surveys focused on the detailed refinement of multiple porphyry Cu-Au deposit targets clustered along the mineralized trends that extend over the 495 km2 property, in preparation for an extensive intended drilling program in 2024. This year’s program also included the rehabilitation of road and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets to facilitate the ongoing detailed work and the 2024 drilling, for which planning is underway. The program is fully funded by Freeport.

Amarc’s 720 km2 DUKE District is located 80 km northeast of Smithers within the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. The DUKE District includes both the DUKE porphyry Cu deposit discovery and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s comprehensive district scale targeting programs.

In late calendar 2022, Amarc entered into a funding agreement on the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden may earn up to a 70% ownership interest, by making staged exploration and development investments totalling $90 million. Boliden can earn an initial 60% interest by funding $30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount. Boliden is to invest $10 million through to the end of 2023. Amarc is the project operator.

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1 Centerra Gold Inc. news release January 8, 2018.

2 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Having concluded the Boliden agreement, Amarc initiated delineation drilling at the DUKE Deposit completing 11,070 m between early December 2022 and mid-March 2023. This drilling increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. In May 2023, Amarc remobilized its exploration team and completed extensive airborne and ground exploration surveys designed to assess 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for 2024 drill testing.

The 462 km2 IKE District, also 100% owned by Amarc, is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes Amarc’s porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”); the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets; and also a number of promising porphyry Cu and epithermal Au-Ag targets. The IKE District shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to develop into an important mining camp.

Subject to funding Amarc is also now planning programs to be undertaken in 2024:

•	A well-planned core drilling program at the Empress Deposit to expand the higher grade Cu-Au mineralization which remains open;

An integrated program in the Greater Empress area to drill test high potential drill-ready targets and survey work on other promising targets to bring them also to a drill ready status; and

•	A drill program at the IKE Deposit with the goal to further expand the deposit and establish a mineral resource.

The Company has the required drill and IP permits in hand for the proposed work programs.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories Amarc projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

The JOY Cu-Au District

Amarc’s 100%-owned 495 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC (see May 15, 2020 news release and the Company’s website at www.amarcresources.com/projects/joy-project). A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC’s Golden Horseshoe, which includes the Golden Triangle to the west.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Through its association with HDI, Amarc’s technical team was first to recognize the Kemess District’s true porphyry potential, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production. Northgate Minerals produced 3 million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20113 from Kemess South mine (BC’s third largest Au producer). The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY District.

JOY District Highlights

The PINE Deposit in the JOY District has seen several phases of historical drilling. Early work by Amarc identified significant expansion potential at both the PINE Deposit and the MEX deposit target that required drill testing. In addition, Amarc defined seven large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that were either drill-ready, or could rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and ground Induced Polarization (“IP”) geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information up and including 2020 is summarized in the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.

In 2021, Amarc work crews completed a comprehensive exploration program at JOY, which was designed to advance the PINE Deposit delineation and assess several of the defined important-scale mineral systems (Amarc release November 15, 2021). This program included the drilling of 4,300 m (9 core holes) and the relogging of over 60 historical core drill holes mainly from the PINE porphyry Cu-Au deposit, along with 42 line-km of IP geophysical survey, 684 grid soil geochemical samples and 179 rock geochemical samples collected during geological traverses over a number of the target areas.

During the 2022 field season Amarc completed 15,427 m (37 core holes) of helicopter supported drilling with the goal of expanding the known mineralization at the PINE Deposit, while commencing drill testing of a number of deposit scale Cu-Au targets clustered across the JOY District (Amarc releases October 11, 2022 and March 2, 2023).  In addition, further ground survey work that included 56.3 line-km of IP geophysics and the collection of 2,648 soil and 313 surface rock samples for geochemical analyses, was undertaken. These survey results integrated with previously completed Amarc and historical survey data continued to discover and expand clusters of large sulphide-bearing hydrothermal systems delineating new targets for drill testing (Amarc release January 23, 2023).

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3 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd.

Sedar

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The 2023 field program was designed to inform the 2024 drilling plans and included extensive airborne and surface exploration surveys, focused on the detailed refinement of multiple porphyry copper-gold deposit targets clustered along mineralized trends across the JOY District (Amarc release October 26, 2023). The final results from these comprehensive surveys are being received and once appropriately verified and integrated into existing datasets, will be released. The principal components of the 2023 surveys were:

•	638 line-km of airborne Magnetotelluric (“MT”) geophysics;
•	30 km2 of ground-based MT geophysics;
•	72.5 line-km of Induced Polarization ground geophysics;
•	465 geological survey traverse-km;
•	769 systematic rock chip samples for assay; and
•	1,788 grid soil samples for assay.

In addition to facilitate future drilling, rehabilitation of exploration trail and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets was completed.

Expanding the PINE Porphyry Cu-Au Deposit

Building on information derived mainly from the team’s relogging of the historical core, Amarc completed in 2021 its first ever drilling at the PINE Deposit, which comprised three long core holes (up to 701 m in length) (Amarc release March 7, 2022). These holes intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m (Amarc release March 7, 2022), within an expansive 6 km2 hydrothermal mineralizing system as outlined by IP geophysical surveys. Notably, the PINE system remained open to expansion, with most of this prospective area concealed under a cover of broadly distributed glacial deposits.

Amarc’s 2021 drill holes at the PINE Deposit intercepted some of the highest grade of Cu-Au mineralization over the longest intervals encountered to date. Highlights from this 2021 PINE Deposit core drilling include:

•	101.90 m of 0.56% CuEQ[4] (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag)
•	29.00 m of 0.46% CuEQ (0.20% Cu, 0.44 g/t Au and 2.1 g/t Ag)
•	66.60 m of 0.40% CuEQ (0.21% Cu, 0.32 g/t Au and 1.5 g/t Ag)
•	244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag)
•	135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag)

4 See Table 1, Note 4 - copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, and Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag.

A majority of the 60+ mainly short and, frequently, widely spaced historical core holes at the PINE Deposit (80% of which extend to <200 m vertical depth) are collared within a restricted 900 x 600 m area. Reinterpretation of historical drill holes and the new holes drilled by Amarc showed good potential to expand the PINE Deposit internally (between the widely spaced drill holes), laterally (beyond the footprint of current drilling) and to depth.

Further to the open-ended nature of the PINE Deposit, significant potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system were also identified. Amarc’s hole JP21009, located 500 m northeast of the PINE Deposit, returned 244 m of 0.35% CuEQ4 (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast. Historical drilling also indicated significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag) (Amarc release March 7, 2022).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The eleven core holes (up to 781 m in length) completed at the PINE Deposit in 2022 were located to follow up on the successful 2021 drilling: to further expand the mineralization at the deposit and to identify areas of higher grade within the expansive 6 km2 PINE mineralized system (Amarc releases August 24, 2022 and March 2, 2023). This drilling successfully intercepted significant mineralization that extended the footprint of the deposit over a strike length of 1,700 m (Table 1 and Amarc release March 2, 2023). Furthermore, outboard, wider spaced and mainly historical drilling indicates the potential to expand this footprint to over 2,600 m. In addition, the drilling is highlighting the favorable geometry of the PINE Deposit, with the majority of known mineralization occurring from surface to 300 m depth, and locally extending to 550 m depth. The larger 6 km2 mineralized system that hosts the PINE Deposit, and its expansion potential remains to be fully explored.

Highlights from 2022 PINE Deposit drilling include:

•	204 m of 0.42% CuEQ[4] (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag)
•	105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 2.3 g/t Ag)
•	107 m of 0.31% CuEQ (0.09% Cu, 0.37 g/t Au and 1.2 g/t Ag)
•	179 m of 0.32% CuEQ (0.11% Cu, 0.36 g/t Au and 1.2 g/t Ag)

Notably, additional centers of higher Cu-Au grade are beginning to emerge along the 1,700 m PINE Deposit trend. For example, Amarc drilling in the northeastern area of this trend has intersected significant porphyry mineralization over 600 m of strike length, including:

•	63 m of 0.44% CuEQ[4], within 179 m of 0.32% CuEQ (JP22017)[5]
•	57 m of 0.40% CuEQ, within 107 m of 0.31% CuEQ (JP22015)
•	135 m of 0.44% CuEQ, within 244 m of 0.35% CuEQ (JP21009 completed in 2021)

5 Grade for each element that comprises the CuEQ for holes JP22017, JP22015 are shown in Table 1 and for JP21009 is 0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Table 1: JOY 2022 DRILL PROGRAM ASSAY Results

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag(g/t)
PINE	JP22010	265	-60	681.00		18.96	223.03	204.07	0.42	0.18	0.41	2.3
					Incl.	18.96	49.35	30.39	0.44	0.12	0.55	2.0
					Incl.	84.83	223.03	138.20	0.48	0.22	0.43	2.8
					and	84.83	128.95	44.12	0.58	0.26	0.53	3.3
					and	141.82	223.03	81.21	0.51	0.24	0.45	2.9
						258.00	296.70	38.70	0.51	0.25	0.44	2.7
					Incl.	258.00	285.81	27.81	0.62	0.29	0.54	3.3
						455.51	505.79	50.28	0.34	0.15	0.32	1.7
PINE	JP22011	265	-60	637.78		35.00	65.00	30.00	0.22	0.06	0.27	1.5
						386.00	542.00	156.00	0.36	0.20	0.25	2.5
					Incl.	386.00	458.00	72.00	0.44	0.23	0.35	2.9
					Incl.	494.00	539.00	45.00	0.41	0.24	0.25	2.8
PINE	JP22012	265	-60	597.00		41.50	54.52	13.02	0.26	0.12	0.22	2.0
						73.00	141.00	68.00	0.31	0.13	0.29	2.0
					Incl.	126.00	141.00	15.00	0.49	0.20	0.49	2.7
						221.40	354.00	132.60	0.32	0.15	0.26	2.4
					Incl.	221.40	301.48	80.08	0.35	0.17	0.30	2.7
PINE	JP22013	265	-60	516.00		48.00	153.00	105.00	0.40	0.13	0.47	1.8
					Incl.	59.20	96.00	36.80	0.44	0.16	0.48	2.3
					Incl.	114.00	153.00	39.00	0.46	0.12	0.59	1.4
						177.00	189.51	12.51	0.42	0.12	0.52	1.3
						226.14	303.00	76.86	0.30	0.14	0.27	1.4
					Incl.	226.14	245.41	19.27	0.45	0.14	0.54	1.4
PINE	JP22014	270	-60	594.00		27.00	42.00	15.00	0.28	0.10	0.31	1.3
						62.05	167.00	104.95	0.25	0.10	0.26	1.3
					Incl.	66.00	84.00	18.00	0.34	0.11	0.40	1.2
					Incl.	111.00	141.00	30.00	0.33	0.12	0.37	1.7
PINE	JP22015	90	-60	647.00		72.00	300.00	228.00	0.25	0.08	0.28	1.0
					Incl.	72.00	178.78	106.78	0.31	0.09	0.37	1.2
					and	72.00	129.00	57.00	0.40	0.10	0.53	1.3
					and	72.00	84.00	12.00	0.81	0.16	1.15	2.0
					Incl.	189.00	300.00	111.00	0.21	0.08	0.22	0.8
						431.97	647.00	215.03	0.22	0.10	0.21	0.8
					Incl.	522.00	534.00	12.00	0.47	0.10	0.64	1.6
					and	561.00	644.55	83.55	0.24	0.12	0.20	0.9
PINE	JP22016	265	-65	609.00		13.23	155.56	142.33	0.26	0.08	0.30	1.1
					Incl.	18.00	66.00	48.00	0.41	0.12	0.50	1.4
						175.51	186.33	10.82	0.30	0.12	0.31	1.4
						213.36	232.07	18.71	0.22	0.12	0.17	1.4
						241.78	258.00	16.22	0.29	0.10	0.32	1.2
PINE	JP22017	90	-60	624.00		174.00	352.80	178.80	0.32	0.11	0.36	1.2
					Incl.	248.03	352.80	104.77	0.37	0.13	0.43	1.1
					and	272.72	336.00	63.28	0.44	0.14	0.52	1.2
					and	272.72	291.00	18.28	0.56	0.12	0.76	1.5
					Incl.	310.00	336.00	26.00	0.45	0.17	0.49	1.2
						378.00	390.00	12.00	0.30	0.12	0.30	1.3
PINE	JP22018	265	-60	490.50		126.00	177.00	51.00	0.38	0.13	0.4	1.8
PINE	JP22034	90	-60	504.00		59.67	95.08	35.41	0.14	0.05	0.14	0.3
						124.71	145.17	20.46	0.24	0.13	0.20	0.8
						174.13	231.00	56.87	0.24	0.14	0.17	1.6
						423.32	477.33	54.01	0.13	0.07	0.10	0.9
PINE	JP22040	270	-90	405.00		No significant intercepts
Canyon	JP22029	40	-60	234.00		No significant intercepts
Canyon	JP22030	55	-60	753.00		102.00	126.00	24.00	0.13	0.07	0.10	0.5
						223.85	255.00	31.15	0.14	0.10	0.04	3.3

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag(g/t)
						291.00	342.00	51.00	0.13	0.10	0.04	0.8
						342.00	638.25	296.25	0.39	0.30	0.14	1.7
					Incl.	345.21	456.00	110.79	0.48	0.38	0.16	2.5
	JP22030				Incl.	351.00	447.00	96.00	0.51	0.39	0.18	2.6
						360.00	399.00	39.00	0.56	0.42	0.20	2.7
					Incl.	552.00	580.00	28.00	0.51	0.40	0.19	1.4
						708.90	719.40	10.50	0.77	0.61	0.25	2.1
Canyon	JP22036	55	-60	588.00		24.47	219.00	194.53	0.20	0.14	0.09	2.3
					Incl.	69.00	76.00	7.00	0.91	0.54	0.59	6.9
					Incl.	162.30	177.00	14.70	0.33	0.22	0.18	2.1
						210.00	219.00	9.00	0.27	0.17	0.15	1.8
						407.00	464.00	57.00	0.17	0.12	0.08	0.8
Canyon	JP22038	55	-60	576.00		384.00	570.00	186.00	0.15	0.12	0.04	0.8
Canyon	JP22042	235	-70	661.30		299.40	564.00	264.60	0.15	0.11	0.06	0.8
					Incl.	318.00	347.61	29.61	0.23	0.16	0.12	1.1
					Incl.	453.00	498.00	45.00	0.20	0.15	0.07	0.9
Canyon	JP22043	50	-60	735.00		582.00	726.00	144.00	0.16	0.13	0.03	0.8
Twins	JP22019	50	-60	384.00		54.00	125.58	71.58	0.21	0.10	0.19	1.0
					Incl.	99.00	125.58	26.58	0.29	0.12	0.30	1.2
						215.00	276.00	61.00	0.19	0.11	0.14	1.2
Twins	JP22020	235	-60	270.00		12.00	216.00	204.00	0.11	0.03	0.14	0.4
					Incl.	44.22	90.00	45.78	0.17	0.05	0.22	0.6
Twins	JP22021	55	-60	216.00		No significant intercepts
Twins	JP22023	235	-60	36.00		Abandoned in overburden
Twins	JP22025	50	-60	219.00		12.00	48.00	36.00	0.11	0.04	0.11	0.6
Twins	JP22026	55	-55	282.00		No significant intercepts
Twins	JP22031	55	-60	249.00		60.00	105.00	45.00	0.10	0.04	0.11	0.3
SWT	JP22022	265	-55	528.00		No significant intercepts
SWT	JP22024	225	-60	501.00		414.30	417.00	2.70	2.12	0.005	3.73	6.2
SWT	JP22027	70	-60	342.00		24.00	27.00	3.00	0.25	0.09	0.28	0.4
SWT	JP22028	70	-60	342.00		264.00	342.00	78.00	0.08	0.02	0.11	0.4
					Incl.	328.71	342.00	13.29	0.14	0.03	0.20	0.5
South MEX	JP22041	54.16	59.82	323.00		101.00	173.00	72.00	0.10	0.02	0.10	3.4
					Incl.	127.00	149.00	22.00	0.15	0.03	0.16	4.8
Wrich	JP22044	335	-70	393.00		59.00	167.00	108.00	0.20	0.03	0.23	6.4
					Incl.	65.00	86.00	21.00	0.32	0.04	0.32	13.6
					Incl.	119.00	137.00	18.00	0.28	0.03	0.44	1.7
					Incl.	158.00	167.00	9.00	0.34	0.02	0.46	10.2
Finlay North	JP22032	30	-60	225.00		No significant intercepts
Finlay North	JP22033	30	-60	243.00		66.00	87.00	21.00	0.07	0.004	0.11	0.4
Finlay North	JP22035	30	-70	219.40		No significant intercepts
Finlay South	JP22037	55	-60	221.00		17.00	29.00	12.00	0.14	0.10	0.06	2.0
Finlay South	JP22039	235	-50	356.00		No significant intercepts
CT	JP22045	90	-60	204.00		No significant intercepts

>0.30% CuEQ
0.15 – 0.30% CuEQ

Notes:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb., Au US$1800/oz. and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz. / 31.1034768 / Cu $ per lb. * 22.04623))

5.	The collar locations in UTM NAD83, Zone 9N coordinates for listed drill holes are provided in Amarc release March 2, 2023.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Discovery At Canyon Deposit Target Highlights Potential for Clustered Deposits at JOY

Eight extensive porphyry Cu-Au deposit targets were explored in 2022 with 26 scout drill holes; four of the targets had not been previously drill tested. These deposit targets include the Canyon (5 km2), Twins (7 km2) and SWT (3 km2) which along with PINE (6 km2) form the 15.5 km northeast trending PINE Trend, and the South Mex (>1.9 km2) open deposit target at the south end of the 6 km-long MEX Trend (Amarc releases January 23, 2023 and March 2, 2023). These trends are similar to the 4 km-long northeast trend of the Nugget, Kemess North, Kemess Underground, Kemess Offset and Kemess East porphyry Cu-Au deposits in the Kemess Mining District held by Centerra Gold Inc., located adjacent to the south of the JOY tenure.

At Canyon, very limited initial scout drilling of the expansive (5 km2) and largely covered sulphide system by Amarc in 2021 (JP21006: 27 m of 0.18% CuEQ4 with 0.06% Cu, 0.21 g/t Au) (see Amarc news release March 7, 2022) and historical operators (MEX12-013: 49 m of 0.16% CuEQ with 0.05% Cu, 0.20 g/t Au, and PIN09-15: 3 m of 11 g/t Au), intersected promising Cu-Au and Au-only mineralization compatible with the fringes of a potentially important porphyry Cu-Au system. In 2022, further reconnaissance drilling at Canyon discovered a significant new zone of porphyry Cu-Au mineralization with hole JP22030 intersecting:

•	96 m of 0.51% CuEQ[4] (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag)
•	5 m of 0.77% CuEQ (0.61% Cu, 0.25 g/t Au, 2.1 g/t Ag)

Four other scout drill holes intersected less robust Cu-Au mineralization disrupted by inter-mineral intrusions. The Canyon discovery remains open to expansion and requires substantial drilling, as does the host 5 km2 IP geophysical anomaly which indicates the presence of a large-scale sulphide system.

The highly prospective Twins (7 km2) deposit target is located adjacent and to the southwest along the 15.5 km PINE Trend from Canyon. A single scout drill hole completed by Amarc in 2021 (JP21004), the first ever drilled into the large Twins target, intersected 63 m of 0.18% CuEQ4 with 0.09% Cu, 0.15 g/t Au, 0.5 g/t Ag, including 39 m of 0.22% CuEQ with 0.11% Cu, 0.19 g/t Au, 0.6 g/t Ag, successfully discovering porphyry-type Cu-Au mineralization (Amarc release March 7, 2022) within this large mineralized sulphide system. In 2022, very widely spaced follow-up reconnaissance drill holes, ranging in length from 216 m to 384 m, targeted magnetic high features within the extensive IP chargeability footprint and encountered widespread indications of porphyry Cu-Au mineralization.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Based on comparisons with the Canyon discovery and the PINE Deposit, intervals of porphyry Cu-Au mineralization at Twins, including 27 m of 0.29% CuEQ4 (0.12% Cu, 0.30 g/t Au, 1.2 g/t Ag) in JP22019 and 204 m of 0.11% CuEQ (0.04% Cu, 0.14 g/t Au, 0.4 g/t Ag) in JP22020, may represent the lateral or upper parts of a yet undiscovered porphyry Cu-Au center. The large footprint of this target, its veneer of glacial overburden cover, and Cu-Au intercepts in the widely spaced and relatively shallow drill holes highlight the significant exploration potential for the discovery of another porphyry Cu-Au deposit at Twins.

Systematic Exploration of Emerging Deposit Targets

In 2022 a similar strategy of initial drill testing with single to widely spaced shorter scout drill holes was employed at other overburden-covered targets, including South MEX, South Finlay, North Finlay and CT, with results indicating continued systematic exploration is warranted. At South MEX, a single scout drill hole, the first in this >1.9 km2 IP chargeability anomaly which remains open to expansion, intersected anomalous Au-Cu-Ag (72 m of 0.10% CuEQ4 (0.02% Cu, 0.10 g/t Au, 3.4 g/t Ag) in JP22041) in volcanics that straddle the prospective Triassic-Jurassic contact: a geological environment similar to that hosting the Kemess District porphyry Cu-Au deposits (Amarc releases January 23, 2023 and March 2, 2023).

Scout drilling at SWT returned local zones of anomalous Au-Cu compatible with proximity to a porphyry Cu-Au system (e.g. 78 m of 0.09% CuEQ4 (0.02% Cu, 0.11 g/t Au, 0.04 g/t Ag) in JP22028), as well as local vein-hosted Au-only mineralization (2.7 m of 3.7 g/t Au in JP22024). At the adjacent Wrich occurrence, Au-Ag-Cu mineralization (108 m of 0.20% CuEQ (0.03% Cu, 0.23 g/t Au, 6.4 g/t Ag) in JP22044) is associated with advanced argillic alteration zones and may represent a higher-level signature of a porphyry Cu-Au system.

JOY District Agreement with Freeport

On May 12, 2021, Amarc announced it entered into an agreement (the “Agreement”) with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is required in the JOY District. Annual optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

On August 4, 2021, Amarc announced that Freeport had increased its first-year contribution to the Company’s ongoing exploration program at the JOY District from $4 million to $5.5 million.

On November 15, 2021, Amarc announced that Freeport had further increased its first-year contribution to the Company’s ongoing exploration program at the JOY District by ~50% – from $4 million to $5.94 million, and on December 15, 2021, announced that Freeport would continue their earn-in into the 2022 drill season.

During the year ended March 31, 2023, Amarc announced that Freeport continues to earn-in at JOY and advanced approximately CDN$14 million in calendar 2022 for its Year 2 contribution toward the JOY exploration program.

JOY District Royalties

The 100% Amarc owned JOY District comprises the JOY, PINE and Paula Properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY Property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% NSR royalty held by an underlying owner, which is capped at $3.5 million.

On August 29, 2017, Amarc entered into option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation (“Cascadero”), which at that time held the PINE Property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE property (Amarc MD&A December 31, 2018). Further, on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE Property from Gold Fields (Amarc news release, December 9, 2019).

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE Property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE Property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019, Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers in the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north to northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that in the past produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit that is also held by another company. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 720 km2 DUKE District includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district-scale targeting program.

Between early December 2022 and mid-March 2023 Amarc commenced delineation drilling of the DUKE Deposit and exploration drilling of the surrounding DUKE Target (Amarc releases January26, 2023, February 15, 2023 and June 15, 2023), and from mid-May completed extensive airborne and surface exploration across the DUKE porphyry Cu-Au district (Amarc release November 21, 2023). These comprehensive surveys were designed to assess 16 porphyry Cu-Au targets to confirm highest priority targets for drill testing in 2024. The results from the surveys will be released as soon as they are compiled and interpreted.

The DUKE technical information up and including 2020 is summarized from the Company’s National Instrument  43-101 Technical Report (DUKE Technical Report) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report.

Expanding the DUKE Porphyry Cu Deposit

The porphyry Cu system at DUKE Deposit had historically seen only limited drilling. Many of the 21 historical shallow and closely spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization (see Amarc’s Company’s National Instrument 43-101 Technical Report). In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface.

This historical drilling was centered within a restricted part of a robust, 4.7 km historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases).

Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion.

Notably, a single step-out hole (DK18004) completed by Amarc in 2018 more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a potential extensive lateral dimension to the DUKE porphyry Cu system.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Between early December 2022 and mid-March 2023 Amarc completed 24 core drill holes (11,086 m) in 80 drill days (Table 2 and Amarc release June 15, 2023). Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while a third rig tested the shallow overburden covered 4.7 km2 IP anomaly surrounding the DUKE Deposit which is indicative of an expansive mineralized system.

Highlights from the 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ[4] (0.31% Cu, 0.019% Mo, 0.07 g/t Au,1.5 g/t Ag) in hole DK22009
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) in hole DK22010
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) in hole DK23012
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and
33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK23015
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) in hole DK23022
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) in hole DK23024
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) in hole DK23026

4 See Table 2, Note 4 - copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz, and Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

Of the 24 holes drilled, 16 widely spaced drill holes (7,552 m) were completed to further delineate the DUKE Deposit. These holes have increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. An exploration template has been developed to effectively screen and advance the additional 16 priority exploration targets within the extensive 720 km2 DUKE District tenure. This rapid advance in understanding the controls on mineralization at the DUKE Deposit provides a higher probability of success in these regional target areas.

Drill holes at the DUKE Deposit were sited on a nominal 200 m grid as step-outs from previous Amarc drilling. These holes confirmed that the DUKE Deposit extends to depths of at least 600 m, and also expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. In addition, on-going detailed geological interpretation and modelling indicates strong potential for further expansion of the deposit laterally, and especially to the east. A notable characteristic of the porphyry Cu-Mo-Ag-Au mineralization in these widely spaced holes is the presence of zones of higher grade mineralization within broader envelopes of comparatively moderate grade. Significant potential exists with further drilling, for the definition of internal higher grade zones.

The DUKE Deposit consists of a series of Babine porphyry intrusions which were emplaced into volcanic and sedimentary rocks. The resulting contact zones are characterized by elevated Cu–Mo grades, often over several tens of metres in width, in both the intrusions and the adjacent volcanic and sedimentary rocks. The extension of significant Cu–Mo mineralization from the intrusions into the enclosing volcanic and sedimentary rocks greatly expands the DUKE Deposit volume potential.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Table 2: DUKE 2022-2023 DRILL PROGRAM ASSAY RESULTS

DUKE Deposit Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22009	0	-90	551		9.40	551.00	541.60	0.33	0.24	0.016	0.04	1.2
				Incl.	9.40	247.62	238.22	0.39	0.29	0.016	0.06	1.4
				and	65.00	247.62	182.62	0.43	0.31	0.019	0.07	1.5
				and	122.00	247.62	125.62	0.52	0.38	0.024	0.08	1.8
				and	128.00	161.00	33.00	0.59	0.42	0.028	0.10	1.8
				and	176.00	245.00	69.00	0.57	0.42	0.023	0.09	2.1
				Incl.	289.88	376.90	87.02	0.36	0.25	0.020	0.05	1.5
				and	289.88	336.87	46.99	0.43	0.31	0.022	0.06	1.7
				Incl.	406.12	551.00	144.88	0.31	0.22	0.018	0.03	1.1
				and	412.00	488.00	76.00	0.38	0.28	0.018	0.04	1.4
				and	412.00	434.00	22.00	0.42	0.31	0.022	0.04	1.5
				and	459.54	488.00	28.46	0.41	0.30	0.018	0.05	1.5
DK22010	0	-90	566		8.63	566.00	557.37	0.36	0.25	0.018	0.06	1.4
				Incl.	8.63	317.56	308.93	0.42	0.31	0.017	0.08	1.8
				and	101.00	317.56	216.56	0.45	0.33	0.018	0.08	1.5
				and	185.00	206.00	21.00	0.48	0.38	0.012	0.08	1.6
				and	243.45	300.75	57.30	0.68	0.50	0.027	0.13	2.0
				Incl.	338.00	368.00	30.00	0.49	0.33	0.030	0.08	1.3
DK23013	0	-90	576		255.00	261.00	6.00	0.30	0.24	0.008	0.04	0.9
					273.00	294.00	21.00	0.23	0.18	0.006	0.03	0.9
					517.85	528.00	10.15	0.22	0.17	0.006	0.04	0.9
DK23015	0	-50	546		7.70	75.00	67.30	0.35	0.25	0.012	0.07	1.5
				Incl.	21.00	51.00	30.00	0.43	0.31	0.014	0.09	1.6
					231.00	261.00	30.00	0.21	0.16	0.004	0.06	0.8
					339.00	372.00	33.00	0.44	0.20	0.053	0.06	1.3
DK23017	248	-50	262.83		25.92	128.00	102.08	0.17	0.14	0.005	0.02	0.6
				Incl.	25.92	55.70	29.78	0.23	0.18	0.006	0.04	0.7
				and	34.00	49.00	15.00	0.28	0.21	0.008	0.07	0.7
DK23018	0	-90	519		4.89	117.00	112.11	0.16	0.13	0.004	0.03	0.6
				Incl.	9.00	45.00	36.00	0.23	0.18	0.009	0.04	0.8
DK23019	0	-90	570		15.85	77.00	61.15	0.28	0.23	0.008	0.02	1.1
				Incl.	15.85	24.00	8.15	0.49	0.41	0.010	0.04	2.1
				Incl.	45.00	62.00	17.00	0.33	0.28	0.008	0.03	1.2
					207.00	346.00	139.00	0.17	0.13	0.008	0.02	0.7
				Incl.	251.00	267.00	16.00	0.25	0.21	0.004	0.02	1.5
					381.00	570.00	189.00	0.20	0.14	0.013	0.02	0.6
				Incl.	396.00	409.84	13.84	0.26	0.17	0.020	0.03	0.9
				Incl.	453.00	491.00	38.00	0.22	0.15	0.016	0.02	0.8
				Incl.	512.00	570.00	58.00	0.22	0.17	0.011	0.02	0.5
DK23020	0	-90	540		10.07	180.00	169.93	0.26	0.20	0.009	0.04	0.9
				Incl.	13.16	45.00	31.84	0.29	0.22	0.009	0.04	1.0

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
				Incl.	90.00	123.00	33.00	0.27	0.22	0.009	0.03	1.0
				Incl.	135.00	165.00	30.00	0.38	0.30	0.013	0.05	1.0
					258.00	450.00	192.00	0.19	0.13	0.008	0.04	0.7
				Incl.	345.00	366.00	21.00	0.24	0.19	0.006	0.03	0.9
					516.00	528.00	12.00	0.31	0.20	0.013	0.10	0.9
DK23021	88	-45	615		160.00	375.00	215.00	0.21	0.16	0.007	0.03	1.2
				Incl.	261.00	334.15	73.15	0.33	0.26	0.009	0.04	2.4
				and	279.00	309.00	30.00	0.49	0.39	0.012	0.07	1.9
DK23022	0	-90	600.62		27.01	196.50	169.49	0.33	0.25	0.014	0.05	0.9
				Incl.	50.00	165.00	115.00	0.38	0.28	0.017	0.06	1.0
				and	62.00	144.50	82.50	0.41	0.30	0.017	0.06	1.1
					231.50	439.87	208.37	0.20	0.15	0.010	0.02	0.9
				Incl.	233.63	272.00	38.37	0.29	0.23	0.011	0.03	1.0
					515.95	600.62	84.67	0.26	0.19	0.013	0.03	1.2
				Incl.	518.20	544.00	25.80	0.34	0.26	0.012	0.04	1.6
DK23023	88	-45	385.15		15.40	123.09	107.69	0.19	0.15	0.005	0.03	0.8
					21.00	42.00	21.00	0.24	0.19	0.008	0.04	0.7
					102.00	117.00	15.00	0.33	0.28	0.003	0.05	2.2
DK23024	0	-90	188.18		10.20	56.00	45.80	0.32	0.24	0.012	0.04	1.1
				Incl.	10.20	21.00	10.80	0.41	0.32	0.013	0.06	1.3
					117.64	153.40	35.76	0.47	0.34	0.024	0.06	1.5
DK23025	0	-90	147	No significant intercepts
DK23026	0	-90	600		12.15	55.80	43.65	0.31	0.24	0.010	0.04	1.1
					12.15	27.00	14.85	0.38	0.30	0.012	0.05	1.3
					120.34	153.16	32.82	0.40	0.30	0.017	0.05	1.5
					268.24	600.00	331.76	0.25	0.18	0.014	0.02	0.8
				Incl.	268.24	288.27	20.03	0.41	0.30	0.022	0.04	1.3
				Incl.	405.00	522.40	117.40	0.28	0.20	0.014	0.03	0.8
				and	429.00	444.44	15.44	0.39	0.28	0.021	0.04	1.0
				Incl.	543.00	567.00	24.00	0.37	0.30	0.010	0.04	1.2
DK23027	268	-45	324		29.00	71.95	42.95	0.27	0.20	0.012	0.04	1.0
DK23028	88	-75	561		103.65	323.74	220.09	0.23	0.15	0.017	0.03	0.9
				Incl.	216.00	273.00	57.00	0.27	0.19	0.018	0.02	0.8
					381.00	438.61	57.61	0.20	0.12	0.016	0.02	0.7
				Incl.	419.14	431.79	12.65	0.29	0.20	0.017	0.03	1.2
					471.54	561.00	89.46	0.16	0.11	0.011	0.02	0.6

-16-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Initial Test Drills Holes into the Broader 4.7 km2 Mineralized System

Drill Hole[5]	Azim. (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23011	90	-60	524	No significant intercepts
DK23012	90	-50	416		192.00	297.00	105.00	0.26	0.16	0.008	0.10	1.4
				Incl.	243.00	294.00	51.00	0.34	0.26	0.012	0.04	2.2
				and	264.00	294.00	30.00	0.47	0.36	0.015	0.06	3.2
DK23014	270	-61	497		14.62	56.00	41.38	0.18	0.12	0.007	0.06	0.7
				Incl.	17.00	29.00	12.00	0.24	0.14	0.006	0.13	0.9
					158.00	185.00	27.00	0.16	0.11	0.005	0.05	0.8
DK23016	90	-45	500	No significant intercepts
DK23029	90	-45	350	No significant intercepts
DK23030	268	-45	462	No significant intercepts
DK23031	268	-45	386	No significant intercepts
DK23032	268	-45	399	No significant intercepts

>0.30% CuEQ
0.15 – 0.30% CuEQ

Notes:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 2204623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

5.	The collar locations in UTM NAD83, Zone 9N coordinates for drill holes are provided in Amarc release June 15, 2023.

New Duke District Porphyry Cu-Au Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to thewidespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc completed a comprehensive compilation of government and historical data over the entire DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 16 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up-ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

-17-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

In May 2023, Amarc remobilized its exploration team completing extensive airborne and ground exploration surveys to assess the 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for 2024 drill testing (Amarc releases May 17, 2023 and November 21, 2023). Exploration activities included:

•	5,759 line-km of high resolution airborne magnetics
•	678 km2 of LiDAR
•	68 line-km of ground magnetics
•	122 line-km of IP geophysics
•	6,079 grid soil sample geochemistry analyses
•	315 rock sample geochemistry analyses
•	Framework and localized detailed geological mapping

The extensive data from the 2023 surveys is currently being compiled. Once appropriately verified and integrated into existing historical datasets, it will be released.

DUKE District Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into an agreement (the “Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group.

Under the terms of the Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the Duke District. At that stage each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution.

Boliden is investing a minimum of $10 million through to December 31, 2023.

DUKE District Royalties

Amarc holds 100% interest in the DUKE District free of any underlying royalty.

The IKE Cu-Au District

Amarc’s 100% owned IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the world that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

-18-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to develop into an important mining camp.

The IKE technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE Deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ4 (see Table 3 for note 4) at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au, including 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and  0.02 g/t Au; and Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au including 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au.

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 3 provides selected drill intercepts for the IKE Deposit.

-19-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Table 3: IKE DEPOSIT

Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4,5]
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes:

1.	Widths reported are drill widths, such that the thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

5.

The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.

6.

Details of analysis, QA/QC and data verification for the DUKE Deposit drilling are provided in the 2020 DUKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR.

7.	Results of these historical Ducanex JV drill holes are from the 1991 Corona resampling and analyses by Acme.
(-)	Means not assayed for.
†

Details of analysis, QA/QC and data verification for the IKE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR at www.sedarplus.ca.

-20-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Like many major porphyry deposits, the IKE Deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a mineral resource, which will provide the basis for initial future economic studies.

The Company has the required permit in-hand for the proposed drill programs.

Empress Deposit and Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the Coastal Plutonic Complex (“CPC”) contact for approximately 15 km. This area known as the Greater Empress area is centred on the higher grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential both to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits. The Company has the required permits in-hand for the proposed drill programs and IP geophysical surveys.

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program. Table 4 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden.  The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ4 (see Table 3 for note 4) @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

-21-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Table 4: EMPRESS DEPOSIT

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 3.

-22-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets:  In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West.  Each are discussed below with selected historical drill results provided in Tables 5 and 6.  These targets are either: not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, higher grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 5: EMPRESS EAST DEPOSIT TARGET

 Selected Drill Intervals from Historical Drill

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 3.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising 11 shallow percussion drill holes and three deeper core holes in the >1 km long Empress Gap zone located between the Empress Deposit and Empress East, suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact. Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher-grade underlying mineralization as at the Empress Deposit. Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC. Historical drilling at Buzzer has intercepted high grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 6). Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

Table 6: BUZZER DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)	Mo (%)	CuEQ (%)4,5
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 3.

† Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

IKE District Porphyry and Epithermal Targets: The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major, OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets.

Rowbottom Cu-Mo-Au Porphyry Deposit Target: At Rowbottom, porphyry-style mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ4 (see Table 3 for note 4) 0.49% Cu and 0.007% Mo and Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo.

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ4 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag and 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag.

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges (see IKE Technical Report). Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE District. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

The Company has the permits in-hand for the potential work programs.

In summary collectively the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs.

IKE District Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE District. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE Property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE Property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

In November 2014, Amarc acquired a 100% interest in the adjoining Granite Property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore Property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore Property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore Property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE District. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE District. Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE District.

The Newton Au Property

Amarc reported the sale of the Newton Au Property located in south-central BC in December 2020 to a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Under the terms of the agreement, Amarc has received consideration comprising total cash of $300,000 and 5.5 million equity units (share plus warrant) in Carlyle valued at $0.25 per unit. In addition, Amarc retains a 2% NSR Royalty in the Property.

Newton was the subject of a National Instrument 43-101 Technical Report (Newton Technical Report) in 2012 which can be found on the Company’s website at www.amarcresources.com/projects/newton-gold-property/overview.

The divestment of the Newton Property allows Amarc to retain exposure to the upside Au potential at Newton through its equity position in Carlyle and the retained NSR Royalty, whilst maintaining strategic focus on the development of its three high-value and expansive, 100%-owned Cu±Au districts – JOY, IKE and DUKE.

Corporate Update

On July 8, 2022, the Company announced that it had engaged Kin Communications Inc. to assist with its investor relations activities.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years and year to date in calendar 2023 are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023 (to the date of this document)	3.85/lb	24.74/lb	1,933/oz	23.28/oz

1.3 SELECTED ANNUAL INFORMATION

The following information is derived from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the IASB effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedarplus.ca.

	2023	2022	2021
('$000's, except loss per share)	($)	($)	($)
Total assets	6,091	991	1,560
Non-current liabilities	700	718	570
Net (income) loss for the year	33	364	(1,361)
Basic and diluted (earnings) loss per share	0.00	0.01	(0.01)

1.4 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2023	2023	2023	2022	2022	2022	2022	2021
('$000's)	($)	($)	($)	($)	($)	($)	($)	($)
Net (income) loss	(217)	405	5,557	(894)	(3,900)	(730)	772	154
Basic and diluted (earnings) loss per share	(0.00)	0.00	(0.00)	(0.00)	(0.02)	(0.00)	0.00	0.00

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarter. See the following section of the MD&A for additional discussions.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

1.5 RESULTS OF OPERATIONS

The Company recorded a net loss of $188,359 during the six months ended September 30, 2023 compared to a net income of 4,629,730 during six months ended September 30, 2022.

The following table summarizes the operating results by major categories between the six and three months ended September 30, 2023 and 2022:

	Three months ended		Six months ended
	September 30,		September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Exploration and evaluation assets expenditures	5,075,000	6,782,000	7,470,000	8,592,000
Administrative expenditures	270,000	200,000	451,000	347,000
Cost recoveries	(5,478,000)	(10,475,000)	(7,278,000)	(13,013,000)

A breakdown by district and project of the Company’s exploration and evaluation expenses for the six months ended September 30, 2023 and 2022 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Six months ended September 30, 2023	($)	($)	($)	($)	($)
Assays and analysis	5,400	191,912	642,098	35,422	874,832
Environmental	38	21,650	13,448	–	35,136
Equipment rental	–	45,178	120,490	–	165,668
Freight	–	19,649	28,361	–	48,010
Geological, including geophysical	160	1,144,391	1,292,994	20,671	2,458,216
Graphics	255	2,722	17,753	–	20,730
Helicopter and fuel	–	773,615	700,035	–	1,473,650
Property acquisition and assessments costs	198	1,040	22,954	102,860	127,052
Site activities	458	890,809	1,008,576	1,304	1,901,147
Socioeconomic	14,343	20,985	79,203	6,891	121,422
Technical data	–	14,512	16,976	–	31,488
Travel and accommodation	2,513	64,894	143,823	1,556	212,786
	23,365	3,191,357	4,086,711	168,704	7,470,137

	IKE	JOY	DUKE	OTHER	TOTAL
Six months ended September 30, 2022	($)	($)	($)	($)	($)
Assays and analysis	4,750	97,076	6,575	1,500	109,901
Drilling	–	2,956,079	844	–	2,956,923
Equipment rental	–	–	–	–	–
Geological, including geophysical	11,421	808,801	14,166	84,936	919,324
Helicopter and fuel	–	1,973,074	–	8,905	1,981,979
Property acquisition and assessments costs	198	780	4,780	100,780	106,538
Site activities	135	2,157,700	3,314	5,883	2,167,032
Socioeconomic	2,408	194,706	29,959	12,704	239,777
Technical data	3,750	15,000	3,750	–	22,500
Travel and accommodation	928	81,514	3,534	1,584	87,560
	23,590	8,284,730	66,922	216,292	8,591,534

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The Company recorded cost recoveries for the six months ended September 30, 2023 of $7,278,068. The cost recoveries are related to operations at the DUKE District and JOY District.

The Financial Statements provide a breakdown of the Company’s general and administration expenses for the period ended September 30, 2023. A breakdown of general and administration expenses for the six and three months ended September 30 of the current year and prior year is as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Legal, accounting and audit	30,791	19,045	34,735	27,514
Office and administration	120,834	70,499	193,166	138,107
Rent	14,659	7,735	27,254	17,635
Shareholder communication	71,149	82,059	142,055	115,289
Travel and accommodation	8,192	18,010	24,457	22,452
Trust and regulatory	24,643	3,012	29,714	25,939
Total	270,268	200,360	451,381	346,936

Six months ended September 30, 2023 as compared with the six months ended September 30, 2022

Exploration and evaluation expenditures during the six months ended September 30, 2023 decreased against those for the six months ended September 30, 2022. This decrease in expenditures is primarily due to the decrease in expenditures related to exploration activities at the JOY District in the six months ended September 30, 2023 versus those for the six months ended September 30, 2022. General and administration expenses for the six months ended September 30 of $451,381 increased over the same period of the prior year. Cost recoveries during the six months ended September 30, 2023 also decreased as compared with the six months ended September 30, 2022. Cost recoveries recorded for the six months ended September 30, 2023 relate to both the JOY District and DUKE District, while cost recoveries recorded for the six months ended September 30, 2022 related primarily to the JOY District.

Three months ended September 30, 2023 (“2024 Q2”) as compared with the three months ended September 30, 2022 (“2023 Q2”)

Exploration and evaluation expenditures 2024 Q2 decreased as compared with 2023 Q2. The decrease is primarily due to a decrease in exploration activities at the Company’s JOY District during 2024 Q2 versus 2023 Q2. Administrative expenditures incurred during 2024 Q2 increased slightly as compared with 2023 Q2. Cost recoveries during 2024 Q2 decreased as compared with 2023 Q2. Cost recoveries recorded in 2024 Q2 related to both the JOY District and DUKE District, while Cost recoveries recorded in 2023 Q2 relate primarily to the JOY District.

1.6 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

-29-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

At September 30, 2023, the Company had a cash balance of $3,570,628 and accounts payable and accrued liabilities of $1,195,254.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations other than the office lease disclosed in note 13 of the unaudited financial statements for the six months ended September 30, 2023.

1.7 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedarplus.ca.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

-30-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.10 PROPOSED TRANSACTIONS

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

1.11 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedarplus.ca.

-31-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

1.13 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.14 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedarplus.ca.

1.14.1 ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.
(b)	expensed research and development costs	Not applicable.
(c)	deferred development costs	Not applicable.
(d)	general and administration expenses	See 1.5 Results of Operations above.
(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.14.2 DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Common Shares - issued and outstanding				186,702,894

	Exercise price	Expiry Date	Shares Issuable
	($)		(#)
Warrants	0.050	November 26, 2024	5,000,000
	0.085	November 26, 2024	1,176,470
				6,176,470
Stock options	0.050	October 4, 2024	2,000,000
	0.120	March 9, 2025	2,580,000
	0.120	March 9, 2027	900,000
	0.110	July 8, 2027	1,000,000
	0.125	April 11, 2026	520,000
				7,000,000
				199,879,364

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

1.14.3 DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.14.4 INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer and Chief Executive Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.14.5 LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

-33-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

1.15 RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
•	metal prices, which may be volatile, and are highly cyclical; and
•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;
•	the results of consultants' analyses and recommendations;
•	the rate at which operating losses are incurred;
•	the execution of any joint venture agreements with strategic partners; and
•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

1.16 SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2023, on November 23, 2023 the Company announced that it has entered into two concurrent agreements to raise aggregate proceeds of $2.77 million in new common share (“Share(s)”) equity. Under the proposed terms of one agreement, Amarc will issue 15,384,615 Flow-Through (“FT”) Shares at a price of $0.13 each, totaling $2,000,000, to a group of investors who are expected to donate all or a portion of their FT Shares to a registered charity in Canada, and to sell the remainder of the FT Shares to an end-buyer along with the charity. Under the second agreement, Amarc has agreed to privately place with one investor, (the “Purchaser”), 9,615,385 non-flow-through equity units at $0.08 each (“Units”) for aggregate proceeds of $769,231. Each Unit consists of one common share (“Share”) and one-half of a share purchase warrant exercisable for five years at $0.08 per Share. The warrants are subject to a blocker term that prohibits exercise of the warrants to the extent the holder would as a result of any exercise exceed 19.99% of the issued Shares. The Purchaser has also agreed to purchase, as end-buyer, the 15,384,615 FT Shares. The FT Share issuance, Unit issuance and FT Share resale transactions are expected to complete in close sequencing on or about November 30, 2023.

The Company intends to use the net proceeds of the FT Shares exclusively for exploration of Amarc’s portfolio of British Columbia copper-gold projects while the proceeds of the Units will be used general working capital.

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